Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
Registration Statement No. 333-272547-01

December 2, 2024

AMERICAN HOMES 4 RENT, L.P.

Pricing Term Sheet

Issuer:	American Homes 4 Rent, L.P.

State of Formation:	Delaware

Security Description:	5.250% Senior Notes due 2035 (the “Notes”)

Ratings (Moody’s / S&P):*	Baa2 / BBB

Trade Date:	December 2, 2024

Settlement Date:**	December 9, 2024 (T+5)

Aggregate Principal Amount:	$500,000,000

Maturity Date:	March 15, 2035

Coupon:	5.250%

Benchmark Treasury:	4.250% due November 15, 2034

Benchmark Treasury Price:	100-15

Benchmark Treasury Yield:	4.192%

Spread to Benchmark Treasury:	T+112.5 basis points

Yield to Maturity:	5.317%

Price to Public:	99.484% of principal amount

Interest Payment Dates:	March 15 and September 15, commencing on March 15, 2025

Optional Redemption Provisions:	Prior to December 15, 2034 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.
PNC Capital Markets LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Raymond James & Associates, Inc.
Regions Securities LLC
Scotia Capital (USA) Inc.

Co-Managers:	Mizuho Securities USA LLC RBC Capital Markets, LLC Samuel A. Ramirez & Company, Inc. U.S. Bancorp Investments, Inc.

CUSIP:	02666T AJ6

ISIN:	US02666TAJ60

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

** The issuer expects that delivery of the notes will be made to investors on or about December 9, 2024, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com; PNC Capital Markets LLC at 1-855-881-0697 or emailing pnccmprospectus@pnc.com; or Wells Fargo Securities, LLC at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

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